BEST AVAILABLE COPY

82-35772

SEC MAIL RECEIVED APR 25 2002 WASH, D.C.

02028665

SEC NUMBER 184044
FILE NUMBER ________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

SUPPL

633-76-31

DECEMBER 31, 2001

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED FEBRUARY 28, 2002

4/29

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: February **Year: 2002**

Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	: LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) b. Special ( ) w/ CCL ( ) w/o CCL Name of Selling Agent:	( ) a. Collateral (x) b. Debt to Equity Ratio ( ) c. Financial Ratios ( ) d. Exempt from registration Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC
LIBERTINE PASION	ELEANOR HILADO/GABRIEL LIM	JAMES L.GO Chairman

REPUBLIC OF THE PHILIPPINES
IN THE CITY OF QUEZON CITY, M.M.) S. S.

MAR 11 2002

SUBSCRIBED AND SWORN TO before me this ______ day of ______, 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 15082309 issued at Pasig City on Jan. 31, 2002.

JOEL G. GORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 241
Page No. 49
Book No. 37
Series of 02

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

February 28, 2002

TRANCHE I

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	9.547%	P 4,400,000
2. Board of Trustees of PERAA - D	April 10, 2003	9.547%	900,000
3. PCI Capital Corporation	April 10, 2003	9.547%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	9.547%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	9.547%	55,800,000
6. BPI Capital Corporation	April 10, 2003	9.547%	9,000,000
7. International Capital Corporation	April 10, 2003	9.547%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	9.547%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	9.547%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	9.547%	4,000,000
11. China Banking Corporation	April 10, 2003	9.547%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	9.547%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	9.547%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	9.547%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	9.547%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	9.547%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	9.547%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	9.547%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	9.547%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	9.547%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	9.547%	3,000,000
22. AIM Building Fund	April 10, 2003	9.547%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	9.547%	5,400,000
24. Solidbank Corporation	April 10, 2003	9.547%	-
25. Union Bank of the Philippines	April 10, 2003	9.547%	36,000,000
26. Penta Capital Investment Corp.	April 10, 2003	9.547%	4,500,000
27. Land Bank of the Philippines	April 10, 2003	9.547%	34,500,000
28. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	9.547%	6,000,000
29. Deutsche Bank	April 10, 2003	9.547%	4,600,000
30. Metropolitan Bank and Trust Co.	April 10, 2003	9.547%	54,000,000
31. Yolanda M. Uy	April 10, 2003	9.547%	500,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

February 28, 2002

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	8.751%	P 41,300,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	8.751%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	8.751%	1,050,000
4. PCI Capital Corporation	May 8, 2003	8.751%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	8.751%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	8.751%	65,100,000
7. BPI Trust	May 8, 2003	8.751%	10,500,000
8. International Capital Corporation	May 8, 2003	8.751%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	8.751%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	8.751%	5,250,000
11. China Banking Corporation	May 8, 2003	8.751%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	8.751%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	8.751%	42,000,000
14. Global Business Bank	May 8, 2003	8.751%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	8.751%	15,000,000
16. First Metro Investment Corporation	May 8, 2003	8.751%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	8.751%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	8.751%	6,300,000
19. Solidbank Corporation	May 8, 2003	8.751%	-
20. Union Bank of the Philippines	May 8, 2003	8.751%	30,000,000
21. Penta Capital Investment Corp.	May 8, 2003	8.751%	5,250,000
22. Metropolitan Bank and Trust Co.	May 8, 2003	8.751%	63,000,000
23. Insular Assurance Ltd.	May 8, 2003	8.751%	-
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

February 28, 2002

TRANCHE III

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	10.237%	P 16,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	10.237%	1,050,000
3. PCI Capital Corporation	June 6, 2003	10.237%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	10.237%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. Non-contributing Retirement Gratuity Fund	June 6, 2003	10.237%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	10.237%	2,000,000
7. Equitable PCIBank Trust as Investment Mgr. of Consolidated Industrial Gases Inc. Employees' Retirement Plan	June 6, 2003	10.237%	5,000,000
8. BPI Trust	June 6, 2003	10.237%	10,500,000
9. United Coconut Planters Bank	June 6, 2003	10.237%	65,100,000
10. Phil. Commercial Capital, Inc.	June 6, 2003	10.237%	5,500,000
11. Citytrust Banking Corporation	June 6, 2003	10.237%	10,500,000
12. Corporate Investment Phils., Inc.	June 6, 2003	10.237%	2,000,000
13. China Banking Corporation	June 6, 2003	10.237%	21,000,000
14. Equitable Banking Corporation	June 6, 2003	10.237%	42,000,000
15. FEB Investments, Inc.	June 6, 2003	10.237%	42,000,000
16. Global Business Bank	June 6, 2003	10.237%	9,000,000
17. AB Capital and Investment Corp.	June 6, 2003	10.237%	12,000,000
18. First Metro Investment Corporation	June 6, 2003	10.237%	42,000,000
19. All Asia Capital and Trust Corp.	June 6, 2003	10.237%	1,250,000
21. Land Bank of the Philippines	June 6, 2003	10.237%	41,000,000
22. CCBPI Retirement Plan	June 6, 2003	10.237%	6,300,000
23. Union Bank of the Philippines	June 6, 2003	10.237%	42,000,000
24. Penta Capital Investment Corp.	June 6, 2003	10.237%	5,250,000
25. Metropolitan Bank and Trust Co.	June 6, 2003	10.237%	63,000,000
26. Insular Life Assurance Co., Ltd.	June 6, 2003	10.237%	5,000,000
27. Yolanda M. Uy	June 6, 2003	10.237%	3,250,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

April 2, 2002

SEC MAIL PROCESSING RECEIVED APR 2 5 2002 WASH. D.C. 164 SECTION

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Monthly Report on Long Term Commercial Papers for the month ended February 28, 2002;

2. SEC Form 17-C dated March 8, 2002 re Press Release on Robinsons Bank;

3. SEC Form 17-C dated March 13, 2002 re clarification of news article "JG Summit sets P9b capex";

4. SEC Form 17-C dated March 13, 2002 re Subsidiary's Acquisition of Shares;

5. SEC Form 17-C dated March 20, 2002 re Subsidiary's Acquisition of Shares;

6. SEC Form 17-C dated March 21, 2002 re Subsidiary's Acquisition of Shares on March 15, 2002;

7. SEC Form 17-C dated March 21, 2002 re Subsidiary's Acquisition of Shares on March 20, 2002;

8. SEC Form 17-C dated March 22, 2002 re Subsidiary's Acquisition of Shares on March 21, 2002; and

9. SEC Form 17-C dated March 25, 2002 re Subsidiary's Acquisition of Shares on March 22, 2002.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/4/2/02

FILE

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

Faxed 3/08/2002

PSE #C36-0809
SEC # 727-2990
Original noted by Mr. Ed Santiago

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Press Release)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

March 8, 2002

9

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 8, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** 1600
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached Media Release.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

March 8, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

MEDIA RELEASE

Robinsons Bank acquires 20 ABN AMRO Savings Bank branches

Press Release – Manila, 7 March 2002

Robinsons Savings Bank announced today it has signed an agreement to acquire ABN AMRO Savings Bank (AASB) branches. The sale involves a network of 20 branches and liabilities in excess of PHP 5 billion and a deposit customer base of about 28,000.

"The acquisition will catapult Robinsons Bank among the top 7 thrift banks in terms of assets," said Lance Y Gokongwei, Chairman of Robinsons Bank. "The acquisition will strengthen key markets nationwide, where the JG Summit Group already has a presence. We are looking forward to welcoming customers and employees of AASB to the JG Summit conglomerate," the young Gokongwei added.

The 20 branch locations being acquired by Robinsons Bank are in the following areas: Alabang, Baguio, Binondo, Cagayan De Oro, Cebu, Dagupan, Davao, Katipunan, Libis, Makati-Gamboa, Makati-Shell, Naga, Ortigas, QC-Morato, San Fernando - Pampanga, San Pablo – Laguna,TA – Greenhills, TA - Makati, TA – Ortigas and TA – Tutuban.

The branch acquisition brings the total branch network of Robinsons Bank to 32. The 32 branches consist of the existing branch network of 7 (EDSA Galleria, Ermita Midtown, Robinsons Place Manila, Imus, Novaliches, Bacolod, Pasig), the 5 that are scheduled for opening this year (Binondo, Caloocan, Makati, Cebu, Iloilo), and the 20 AASB branches.

Robinsons Bank is 100% owned by JG Summit Holdings Inc.

Robinsons Savings Bank

FILE

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Clarification of news article "JG Summit sets P9b capex")
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

March 13, 2002

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 13, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

9

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached documents:

Annex "A" - Fax of JG Summit Holdings, Inc. to PSE dated March 6, 2002 in reply to fax of PSE dated March 5, 2002 in Annex "B" hereof.

Annex "B" - Fax of PSE to JG Summit Holdings, Inc. dated March 5, 2002 requesting clarification of news article in Annex "C" hereof.

Annex "C" - Manila Standard news article of March 5, 2002 captioned "JG Summit sets P9b capex"

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

March 13, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

Annex "A"

PSE Code HO-180

FAX TRANSMISSION	No. of pages including cover: 1

Date	:	March 6, 2002	Fax'd 3/6/02 (Confirmed received by Eileen Lacorte)		
TO	:	**Philippine Stock Exchange, Inc.**	**FROM**:		**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Ms. Luisa W. Buenaventura** Supervisor Disclosure Department Listings and Disclosure Group			**Emmanuel C. Rojas, Jr.** Corporate Secretary
Address	:	4/F PSE Center Exchange Road Ortigas Center Pasig City			40/F Robinsons-Equitable Tower ADB Ave. cor. P. Poveda St. Pasig City, Metro Manila Philippines
Fax No.	:	636-0809	Fax No.	:	(632) 633-9387; (632) 633-9207
Tel. No.	:	636-0122 to 41 loc. 706/536/812	Tel. No.	:	(632) 633-7631; (632) 637-1670

MESSAGE

Dear Ms. Buenaventura,

Re: **Clarification of Manila Standard News Article captioned "JG Summit sets P9b capex"**

We write in reference to your fax dated March 5, 2002 requiring JG Summit Holdings, Inc. to make an official, full, fair and accurate written disclosure on the news article entitled "JG Summit sets P9b capex" published in the Manila Standard.

In reply, JG Summit Holdings, Inc. confirms the said news article.

Thank you very much for your kind attention.

Very truly yours,

Emmanuel C. Rojas, Jr.
Corporate Secretary

Annex "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/536/812
Fax. No. 636-0809

The Philippine Stock Exchange, Inc.

To	:	EMMANUEL C. ROJAS, JR. *Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	"JG Summit sets P9b capex"
Date	:	March 5, 2002

Dear Mr. Rojas:

This is with reference to the news article entitled "JG Summit sets P9b capex" published in today's issue of the Manila Standard. The news article reported that:

> "JG Summit Holdings Inc., the holding firm Gokongwei Group of Companies, is setting aside P billion for its capital expenditure program this year.
>
> The amount is on top of the P13.5 billion budget for the rollout of the global system for mobile communications (GSM) network of the group's telecom unit Digital Telecommunications Philippines Inc. (Digitel) which will be launched in the fourth quarter of the year. x x x "

We would like to request for clarification/confirmation of the said news article.

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter upon receipt hereof so that we may properly apprise the member brokers and the investing public of the same.

Respectfully yours,

LUISA W. BUENAVENTURA
Supervisor, Disclosure Department

Annex "C"

JG Summit sets P9b capex

By Elaine Ruzul S. Ramos

JG Summit Holdings Inc., the holding firm of the Gokongwei Group of Companies, is setting aside P9 billion for its capital expenditure program this year.

The amount is on top of the P13.5 billion budget for the rollout of the global system for mobile communications (GSM) network of the group's telecom unit, Digital Telecommunications Philippines Inc. (Digitel) which will be launched in the fourth quarter of the year.

Last year, the group's consolidated capex, including that of Digitel, amounted to P11 billion.

JG Summit Holdings president Lance Gokongwei told reporters that consolidation is the group's strategy this year to be able to remain competitive in the global business arena. This means, existing small plants and facilities will be consolidated and lumped up into one big plant to save on costs. "There will be consolidation in the food business (Universal Robina Corp. or URC) even as we continue to expand our businesses domestically and regionally," he said. Improved market conditions are helping boost the group's prospects.

"Now is a good time to expand. The economy is picking up very well and the capital markets are starting to bounce back. But at the same time, we don't want to bite more than what we can chew. We're excited with what we have," Gokongwei said.

JG Summit has seven core businesses: branded consumer, agro-industrial and commodity food products in URC; real estate and hotels in Robinsons Land Corp. and United Industrial Corp. in Singapore; telecommunications and Internet in Digitel; textiles and garments in Litton Mills Inc.; petrochemicals in JG Summit Petrochemicals Corp.; air transportation in Cebu Pacific Air; and financial services in Robinsons Savings Bank and JG Summit Capital Services Corp.

Gokongwei said net income for the group will be better this year. As of September, the company booked a net income of P2.27 billion. Fiscal year 2001 for the group will end on April.

He said URC will continue to be the biggest revenue driver for the group. Two of its plants overseas will be fully operational this year, and these are seen to complement URC's domestic business. Over time, the company sees its offshore food business contributing half of URC's revenues.

For Robinsons Land, the company recently opened two malls and is currently constructing two more. "We are also looking at more mixed-use projects," he said. Mixed-use projects usually have residential, commercial and entertainment components. Cebu Pacific flew its first flight to Seoul last Friday, its second regional route after Hong Kong. It is eyeing to fly the Manila-Singapore route within the year. The local airline is expanding its wings to include not only regional destinations but also key cities in the United States.

The retail sector, he also said, will benefit from the recovery in consumer spending, although greater demand is seen for the services sector like that of call centers.

Manila Standard

March 5, 2002

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Subsidiary's Acquisition of Shares)
Form Type

-NA-
Amendment Design ation (If applicable)

-NA-
(Secondary License Type and File Number)

LCU

Cashier

DTU

184044
(SEC Reg. No.)

Central Receiving Unit

File Number

Document I.D.

March 13, 2002

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 13, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly-owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 719,000 shares of JG Summit Holdings, Inc. at P1.84 per share and 4,000 shares of Universal Robina Corporation at P4.90 per share.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

March 13, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

FILE

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Subsidiary's Acquisition of Shares)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

March 20, 2002

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 20, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly-owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 23,000 shares of Universal Robina Corporation at P4.90 per share.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

March 20, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

FILE

PSE Code HO-180

2002 MAR 21 PM 3:17

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Subsidiary's Acquisition of Shares)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

March 21, 2002

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

02MAR21 P2:48

2002 MAR 21 PM 3:17

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 21, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

2002 MAR 21 PM 3: 17

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly-owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 50,000 shares of Universal Robina Corporation at P4.90 per share and 718,000 shares of JG Summit Holdings, Inc. at P1.86 per share on March 15, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

March 21, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

FILE

PSE Code HO-180

2002 MAR 22 AM 11:26

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Subsidiary's Acquisition of Shares)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

March 21, 2002

PSE Code HO-180

2002 MAR 22 AM 11:26

SECURITIES AND EXCHANGE COMMISSION

02 MAR 22 AM 11:06

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 21, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St.,
Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly-owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 4,500,000 shares of Universal Robina Corporation at P4.90 per share on March 20, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

March 21, 2002
(Date)

/mhd

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Subsidiary's Acquisition of Shares)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

LCU

Cashier

DTU

184044
(SEC Reg. No.)

Central Receiving Unit

File Number

Document I.D.

March 22, 2002

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 22, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: 350-000-775-860

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly-owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 1,000,000 shares of Universal Robina Corporation at P4.90 per share on March 21, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

March 22, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

FILE

PSE Code HO-180

2002 ... 28 PM 1:23

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Subsidiary's Acquisition of Shares)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

March 25, 2002

RECORDS CENTRAL RECEIVING UNIT

PSE Code HO-180

02 MAR 26 AM 11:18

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

2002 MAR 26 PM 1:23

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 25, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly-owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 2,200,000 shares of Robinsons Land Corporation at P1.76 per share on March 22, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

March 25, 2002
(Date)

/mhd